Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Cybin Inc. (formerly, Clarmin Explorations Inc.) (the “Company”)

100 King Street West, Suite 5600

Toronto, Ontario

M5X 1C9

Item 2. Date of Material Change

July 27, 2021

Item 3. News Release

News releases with respect to the material change were disseminated by the Company on July 27, July 28, and August 3, 2021 through BusinessWire (collectively, the “News Releases”).

Item 4. Summary of Material Change

On July 27, 2021, the Company announced that it had entered into an agreement with Cantor Fitzgerald Canada Corporation and Canaccord Genuity Corp. (the “Co-Lead Underwriters”), as co-lead underwriters and joint bookrunners, on behalf of a syndicate of underwriters (collectively, with the Co-Lead Underwriters, the “Underwriters”), to complete an overnight marketed public offering of common shares in the capital of the Company (the “Common Shares”) at a price per Common Share and for aggregate gross proceeds to be determined in the context of the market (the “Offering”).

On July 28, 2021, the Company announced the pricing of the previously announced Offering, pursuant to which the Underwriters agreed to purchase 8,824,000 Common Shares at a price of $3.40 per Common Share (the “Issue Price”) for total gross proceeds of $30,001,600.

On August 3, 2021, the Company announced that it had closed the previously announced Offering, which included the exercise, in full, of the over-allotment option granted to the Underwriters to purchase an additional 1,323,600 Common Shares at the Issue Price, increasing the size of the Offering to an aggregate of 10,147,000 Common Shares for aggregate gross proceeds of $34,501,840.

Item 5. Full Description of Material Change

See the full text of each of the News Releases attached hereto as Schedules “A”, “B”, and “C”.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Further information regarding the matters described in this report may be obtained from Douglas Drysdale, Chief Executive Officer of the Company, who is knowledgeable about the details of the material change and may be contacted at 1-866-292-4601.

Item 9. Date of Report

August 6, 2021.

Schedule “A”

CYBIN ANNOUNCES OVERNIGHT MARKETED PUBLIC OFFERING

OF COMMON SHARES

TORONTO—(BUSINESS WIRE)—July 27, 2021—Cybin Inc. (NEO: CYBN) (OTCQB: CLXPF) (“Cybin” or the “Company”), a biotechnology company focused on progressing psychedelic therapeutics, is pleased to announce that it has launched an overnight marketed public offering of common shares in the capital of the Company (the “Shares”) at a price per Share and for aggregate gross proceeds to be determined in the context of the market the market (the “Offering”).

The definitive Offering terms will be confirmed at the time of pricing pursuant to the terms of an underwriting agreement to be entered into between the Company, Cantor Fitzgerald Canada Corporation (“Cantor”), Canaccord Genuity Corp. (“Canaccord”) and a syndicate of underwriters (collectively, with Cantor and Canaccord, the “Underwriters”), with Cantor and Canaccord acting as co-lead underwriters and Cantor acting as sole bookrunner. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. The Offering is expected to close on or about August 3, 2021, or such other date as the Underwriters and the Company may agree, and completion of the Offering will be subject to market and other customary conditions, including approval of the Neo Exchange Inc. (“the “NEO Exchange”).

The Company intends to grant the Underwriters a 30-day option to purchase up to an additional 15% of the Shares offered in the proposed Offering on the same terms and conditions (the “Over-Allotment Option”). The Over-Allotment Option may be exercised in whole or in part as determined by the Underwriters.

The Company intends to use the net proceeds from the Offering for general corporate and working capital purposes.

The Shares will be offered in each of the provinces of Canada, excluding Quebec, pursuant to a prospectus supplement to the Company’s short form base shelf prospectus dated July 5, 2021 (the “Base Shelf Prospectus”). The Shares will not be offered or sold in the United States or to U.S. persons except pursuant to Rule 144A or in such other manner as to not require registration under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Prior to forming an investment decision, prospective investors should read the Base Shelf Prospectus and the documents incorporated by reference therein, including any marketing materials, which are available on the Company’s SEDAR profile available at www.sedar.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities to be offered have not been, and will not be registered under the U.S. Securities Act or under any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the anticipated closing of the Offering, the exercise of the Over-Allotment Option, the use of Offering proceeds, and the receipt off applicable regulatory approvals, including the approval of the NEO Exchange. There are numerous risks and uncertainties that could cause actual results and Cybin’s plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Contacts

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media Contacts:

John Kanakis Cybin Inc.

John@cybin.com

Schedule “B”

CYBIN ANNOUNCES SIZE AND PRICING OF PREVIOUSLY ANNOUNCED

OVERNIGHT MARKETED PUBLIC OFFERING OF COMMON SHARES

TORONTO—(BUSINESS WIRE)—July 28, 2021—Cybin Inc. (NEO: CYBN) (OTCQB: CLXPF) (“Cybin” or the “Company”), a biotechnology company focused on progressing psychedelic therapeutics, announced today the pricing of its previously announced overnight marketed offering (the “Offering”) of an aggregate of 8,824,000 common shares in the capital of the Company (the “Shares”) at a price of $3.40 per Share for total gross proceeds of $30,001,600.

Cantor Fitzgerald Canada Corporation and Canaccord Genuity Corp., as joint bookrunners, co-led the syndicate of underwriters for the Offering, which included H.C. Wainwright & Co., LLC, Roth Canada, ULC, and Stifel Nicolaus Canada Inc. (collectively, the “Underwriters”).

The Offering is expected to close on or about August 3, 2021, or such other date as the Underwriters and the Company may agree, and completion of the Offering will be subject to market and other customary conditions, including approval of the Neo Exchange Inc. (the “NEO Exchange”).

The Company has granted the Underwriters a 30-day option to purchase up to an additional 1,323,600 Shares, representing 15% of the Shares issued pursuant to the proposed Offering on the same terms and conditions for market stabilization purposes and to cover over-allotments (the “Over-Allotment Option”). The Over-Allotment Option may be exercised in whole or in part as determined by the Underwriters.

The Company intends to use the net proceeds from the Offering for general corporate and working capital purposes.

The Shares will be offered in each of the provinces of Canada, excluding Quebec, pursuant to a prospectus supplement to the Company’s short form base shelf prospectus dated July 5, 2021 (the “Base Shelf Prospectus”). The Shares will not be offered or sold in the United States or to U.S. persons except pursuant to Rule 144A or in such other manner as to not require registration under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Prior to forming an investment decision, prospective investors should read the Base Shelf Prospectus and the documents incorporated by reference therein, including any marketing materials, which are available on the Company’s SEDAR profile available at www.sedar.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities to be offered have not been, and will not be registered under the U.S. Securities Act or under any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the anticipated closing of the Offering, the exercise of the Over-Allotment Option, the use of Offering proceeds, and the receipt off applicable regulatory approvals, including the approval of the NEO Exchange. There are numerous risks and uncertainties that could cause actual results and Cybin’s plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

The NEO Exchange. has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Contacts

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media Contacts:

John Kanakis Cybin Inc.

John@cybin.com

Schedule “C”

CYBIN ANNOUNCES CLOSING OF OVERNIGHT MARKETED PUBLIC OFFERING OF COMMON SHARES AND EXERCISE OF OVER-ALLOTMENT OPTION

TORONTO, CANADA – August 3, 2021 – Cybin Inc. (NEO:CYBN) (OTCQB: CLXPF) (“Cybin” or the “Company”), a biotechnology company focused on progressing psychedelic therapeutics, is pleased to announce that it has closed its previously announced overnight marketed offering (the “Offering”) including the exercise in full of the over-allotment option granted to the Underwriters (as defined herein). In connection with the Offering, the Company issued an aggregate of 10,147,600 common shares in the capital of the Company (the “Shares”) at a price of $3.40 per Share (the “Issue Price”) for total gross proceeds of $34,501,840.

Cantor Fitzgerald Canada Corporation and Canaccord Genuity Corp., as joint bookrunners, co-led the syndicate of underwriters for the Offering, which included H.C. Wainwright & Co., LLC, Roth Canada, ULC, and Stifel Nicolaus Canada Inc. (collectively, the “Underwriters”).

“Investor demand for this financing was very strong and we are thankful for the outstanding work of our banking syndicate partners and advisors and we welcome all new Cybin investors that share our vision. Cybin was well funded before this financing, and this new funding now further extends the runway for our drug programs, discovery pipeline and IP portfolio, and provides additional flexibility to support potential M&A opportunities. Cybin has now raised over $120 million and sits on a very healthy cash balance. We remain dedicated to our mission to revolutionize the way mental health disorders are treated and the continued support of investors enables us to continue to work diligently towards that mission.” stated Doug Drysdale, Chief Executive Officer of Cybin.

The Shares were offered in each of the provinces of Canada, excluding Québec, pursuant to a prospectus supplement to the Company’s short form base shelf prospectus dated July 5, 2021. The Shares were not offered or sold in the United States or to U.S. persons except pursuant to Rule 144A or in such other manner as to not require registration under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

In consideration for their services, the Company paid to the Underwriters a cash commission equal to $2,240,129 and issued 658,860 compensation options of the Company (the “Compensation Options”), with each Compensation Option being exercisable to acquire one Share at the Issue Price for a period of 24 months from the closing date of the Offering.

The Company intends to use the net proceeds from the Offering for general corporate and working capital purposes.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities to be offered have not been, and will not be registered under the U.S. Securities Act or under any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the use of the Offering proceeds. There are numerous risks and uncertainties that could cause actual results and Cybin’s plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

The Neo Exchange Inc. has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com

Media Contact:

John Kanakis

Cybin Inc.

John@cybin.com